Filed pursuant to Rule 433(d)
Registration No. 333-134911

GMX Resources Inc.
9.25% Series B Cumulative Preferred Stock
(NASDAQ Global Symbol: GMXRP)
Final Term Sheet

Issuer:	GMX Resources Inc.
Securities:	9.25% Series B Cumulative Preferred Stock
Number of Shares:	1,800,000 shares, plus underwriters’ option to purchase 200,000 additional shares
Registration:	Registered with the SEC

Amount:	$45,000,000, or $50,000,000 including option shares
Public Offering Price and Liquidation Amount per share:	$25.0000
Stated Dividend Rate:
9.25%, cumulative from August 11, 2006, subject to step-up to penalty dividend rate following failure to pay dividends for four consecutive or non-consecutive quarters or failure to maintain national market listing for more than 180 days, and may be payable in stock under conditions specified in prospectus supplement

Equivalent Annual Payment at Stated Rate:	$2.3125
Penalty Dividend Rate:	12.0000%
Equivalent Annual Payment at Penalty Rate:	$3.0000

Dividend Dates:	March 31, June 30, September 30, December 31
First Dividend Payment Date	September 30, 2006
First Optional Call Date:	September 30, 2011
Voting Rights:	None, except during the pendency of a penalty interest period, as specified in the prospectus supplement
Mandatory Call:	Only upon Change of Ownership or Control not involving a Qualified Public Company, at specified Redemption Amount
Maturity:	None (perpetual, subject to mandatory call as described above and in prospectus supplement)
Day count:	30/360
Underwriting Discount:	3.75%
Advisory Fee:	$0.3750 per share, payable 50% to A.G. Edwards and 50% to Ferris, Baker Watts Incorporated
Net Proceeds before expenses and advisory fees to GMXR, without exercise of option to purchase additional shares:	$43,312,500
Net Proceeds before expenses and advisory fees to GMXR, assuming exercise of option to purchase additional shares:	$48,125,000
Settlement:	August 11, 2006 (T+3) closing date
Reallowance:	$0.45
Selling concession:	$0.50
Bookrunner:	A.G. Edwards (billing and delivery)
Co-Lead Managers:	A.G. Edwards and Ferris, Baker Watts Incorporated
Other Managing Underwriters:	Capital One Southcoast and First Albany Capital
Listing:	Global Market of NASDAQ Stock Market LLC
CUSIP:	38011M 40 5

Allocation:
Number of Shares
A.G. Edwards & Sons, Inc.	720,000
Ferris, Baker Watts, Incorporated	720,000
Capital One Southcoast, Inc.	180,000
First Albany Capital	180,000
Total	1,800,000

On Tuesday, August 8, 2006, the Company filed a Current Report on Form 8-K, which superseded and replaced the table of ratio of earnings to fixed charges that was contained on page 11 of the Prospectus dated July 3, 2006. The full text of that Current Report is furnished hereby, as follows:

The following table of ratio of earnings to fixed charges supersedes and replaces the table contained on page 11 of the Prospectus dated July 3, 2006 contained in Registration Statement No. 333-134911.

	Year Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	3.8	*	2.2	2.6	25.7	49.6

* Earnings inadequate to cover fixed charges.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges and amortization of capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Our earnings were inadequate to cover fixed charges in 2002 by $767,995.

Since June 30, 2006, consolidated long-term debt under the issuer’s credit facility loan agreement has increased by approximately $9 million.

The issuer has filed Current Reports on Form 8-K with the SEC dated August 7, 2006 and August 8, 2006, and a Registration Statement on Form 8-A with respect to the 9.25% Series B Cumulative Preferred Stock since the date of the preliminary prospectus supplement, both of which are incorporated by reference into the final prospectus, which is dated August 8, 2006 and will be filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated August 2, 2006 and an attached prospectus dated July 3, 2006) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling A.G. Edwards at 1-314-955-3000.

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